Exhibit 2.1
Agreement And Plan Of Merger
dated as of
November 17, 2005
among
Roadhouse Grill, Inc.
(“Company”),
Steakhouse Partners, Inc.
(“Acquiror”)
and Acquiror’s wholly-owned subsidiary,
RGI Acquisition Corp.
(“Merger Sub”)

i

ii

iii

Agreement And Plan Of Merger
     AGREEMENT AND PLAN OF MERGER dated as of November 17, 2005, (the “Agreement”) among Roadhouse Grill, Inc., a Florida corporation (“Company”), Steakhouse Partners, Inc., a Delaware corporation (“Acquiror”), and RGI Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”).
     WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and Company have determined that it is advisable and in the best interests of their respective entities and stockholders to enter into this Agreement and have approved and adopted this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement; and
     WHEREAS, the Company, Acquiror and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
     NOW THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS
     Section 1.01. Definitions.
     (a) The following terms, as used herein, have the following meanings:
     “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third-Party offer, proposal or inquiry relating to, or any Third-Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company or 25% or more of any class of equity or voting securities of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party’s beneficially owning 25% or more of any class of equity or voting securities of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company, or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or Merger.
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

     “Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, NY are authorized or required by law to close.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Balance Sheet” means the consolidated balance sheet of the Company as of the Company Balance Sheet Date, and the footnotes thereto set forth in the Company 10-Q.
     “Company Balance Sheet Date” means July 24, 2005.
     “Company Letter” means the letter from the Company to the Acquiror dated the date hereof, which letter relates to this Agreement and is designated therein as the Company Letter.
     “Company 10-K” means the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2005.
     “Company 10-Q” means the Company’s Quarterly Report on Form 10-Q for the thirteen weeks ended July 24, 2005.
     “Debt” shall mean: (i) obligations with respect to borrowed money that constitute debt of the Company on the Company’s balance sheet calculated in accordance with GAAP applied on a consistent basis and determined in the same manner as the amounts listed as “Long-term debt” and “Current portion of long-term debt” on the balance sheet contained in the Company 10-Q, (ii) term debt that is due to related parties (if not otherwise included in subsection (i) above), and (iii) to the extent that between the date of the Company 10-Q and the Effective Time the Company sells additional amounts of credits for food, beverage, goods and/or services to a loyalty and rewards company, or otherwise during such period of time engages in a similar type of arrangement or transaction having the effect of borrowed money, the amount of such additional discounted credits or the balance of such other additional similar arrangements or transactions, on the Company’s balance sheet.
     “Enumerated Transaction Expenses” means the transaction expenses designated as Enumerated Transaction Expenses in Section 10.04 of the Company Letter.
     “Environment” means air, surface water, ground water or land, including land surface or subsurface, and any receptors such as persons, wildlife, fish or other natural resources.
     “Environmental Clean-Up Site” means any location which is listed or proposed for listing on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, or on

any similar state list of sites relating to investigation or cleanup, or which is the subject of any pending or threatened action, suit, proceeding or investigation, formal or informal, related to or arising from any location at which there has been a Release or threatened or suspected Release of a Hazardous Material.
     “Environmental Laws” means any federal, state, local or foreign law, regulation, rule, judgment, order, decree or injunction, relating to occupational health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.
     “Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities required by Environmental Laws in connection with the business of the Company or any of its Subsidiaries as currently conducted.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.
     “Florida Law” means the Florida Business Corporation Act, as currently in effect as of the date of this Agreement.
     “GAAP” means generally accepted accounting principles in the United States.
     “Hazardous Materials” means (a) any chemicals, materials, substances or waste, including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, lead-based paint, urea formaldehyde foam insulation or polychelorinated biphenyls, or (b) any chemicals, materials, substances or waste which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
     “Intellectual Property Rights” means (i) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the United States and all other nations throughout the world, and all improvements to the inventions disclosed in each such registration, patent or patent application, (ii) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the United States, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith, (iii) copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (iv) computer software (including source code, object code, firmware, operating systems and specifications), (v) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including production processes and techniques and research and development information), (vi) industrial designs (whether or not registered), (vii) databases and data collections, (viii) copies and tangible embodiments of any of the foregoing, in whatever form or medium, (ix) all rights to obtain and rights to apply for patents, and to register trademarks and copyrights, (x) all rights in all of the foregoing provided by treaties, conventions and common law and (xi) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.
     “Knowledge” of any Person that is not an individual means (i) in the case of the Company the knowledge which any of the Company’s Officers actually, or would be expected to, have and (ii) in all other cases, the knowledge which any of such Person’s Officers actually, or would be expected to, have, in each case, after due inquiry.
     “Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a Person other than the Company and licensed or sublicensed to the Company, other than any such Intellectual Property Rights solely relating to commercial “off-the-shelf” or “shrink wrap” software.
     “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset other than a statutory lien. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
     “Material Adverse Effect” means, with respect to any Person, a material adverse effect on the financial condition, business, liabilities, assets or results of operations of such Person and its Subsidiaries, taken as a whole, except any such effect resulting from or arising in connection with the announcement of the Agreement, the Merger or the transactions contemplated hereby or thereby, including resignations of employees.

     “1933 Act” means the Securities Act of 1933, as amended.
     “1934 Act” means the Securities Exchange Act of 1934, as amended.
     “Net Debt” shall mean Debt as of the Effective Time, net of amounts set forth in Schedule 2.02(a) of the Company Letter.
     “Officer” of any Person means (i) in the case of the Company, the persons listed in Item 1.01 of the Company Letter and (ii) in all other cases, any executive officer of such Person within the meaning of Rule 3b-7 of the 1934 Act.
     “Owned Intellectual Property Rights” means all Intellectual Property Rights owned by either the Company or any Subsidiary of the Company.
     “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
     “Real Property Lease” means any real property lease, sublease, license, or other occupancy agreement, including, without limitation, any modification, amendment or supplement thereto and any other related document or agreement executed or entered into by the Company (including, without limitation, any of the foregoing which the Company has subleased or assigned to another Person and as to which the Company remains liable).
     “Registered Intellectual Property Rights” means all Intellectual Property Rights of which the Company or any Subsidiary is the registered owner or has applied to become the registered owner.
     “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment.
     “SEC” means the Securities and Exchange Commission.
     “Shares” means the shares of common stock, $0.03 par value, of the Company.
     “Site” means any of the real property currently owned, leased, occupied, used or operated by the Company, including all soil, subsoil, surface waters and groundwater.
     “Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

     “Third Party” means any Person as defined in this Agreement or any partnership, syndicate or other group deemed to be a “person” under Section 13(d) of the 1934 Act, other than Acquiror or any of its Affiliates.
     Any reference in this Agreement to (i) a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder and (ii) the word “including” shall mean “including, without limitation”.
     (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Aggregate Consideration Payable to Shareholders	2.02
Articles	3.02
Agreement	Recitals
Bylaws.	3.02
Certificates.	2.03
Company.	Recitals
Company Disclosure Documents.	4.08
Company Option.	2.05
Company Proxy Statement.	4.08
Company SEC Documents.	4.06
Company Securities.	4.05
Company Shareholder Approval.	6.02
Company Shareholder Meeting.	6.02
Confidentiality Agreement.	6.03
D&O Insurance.	7.07
Effective Time.	2.01
Employee Plans.	4.15
Exchange Agent.	2.03
Indemnified Person.	7.07
Material Contract.	4.23
Merger.	Recitals
Merger Consideration.	2.02
Merger Sub.	Recitals
Option Plan.	2.05
Acquiror.	Recitals
Superior Proposal.	6.04
Surviving Corporation.	2.01
Tax.	4.14
Tax Authority.	4.14
Tax Return.	4.14
Termination Fee.	10.04
Transfer Taxes.	10.04
Uncertificated Shares.	2.03
Voting Agreement	6.07

ARTICLE 2
THE MERGER
     Section 2.01. The Merger.
     (a) At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with Florida Law, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation").
     (b) As soon as practicable, but no later than the third Business Day after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Company and Merger Sub shall, and Acquiror shall cause Merger Sub to, file a certificate of merger in a form specified by Acquiror with the Florida Secretary of State and make all other filings or recordings required by Florida Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time") as the certificate of merger is duly filed with the Florida Secretary of State or at such later time as is specified in the certificate of merger.
     (c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under Florida Law.
     Section 2.02. Conversion of Shares.
     At the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Acquiror, or Merger Sub:
     (a) except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive, net, $0.7723 per share, or an aggregate of $23,566,200 (the “Aggregate Consideration Payable to Shareholders") based on the 30,515,663 Shares expected to be outstanding at the Effective Time, in cash, without interest (the “Merger Consideration"). Notwithstanding the foregoing, in the following circumstances, the Aggregate Consideration Payable to Shareholders, and thereby the amount payable to shareholders on a per Share basis as set forth above, shall be reduced, as follows:

     (i) if the Net Debt at the Effective Time exceeds $6,798,000, then the Aggregate Consideration Payable to Shareholders shall be reduced by the amount by which the Net Debt due at the Effective Time exceeds $6,798,000; and
     (ii) if the Enumerated Transaction Expenses due at the Effective Time exceed $2,350,000, then the Aggregate Consideration Payable to Shareholders shall be reduced by the amount by which the Enumerated Transaction Expenses due at the Effective Time exceed $2,350,000.
As soon as reasonably practicable, but not later than ten business days before the anticipated Effective Time, the Company shall deliver to Acquiror (i) schedules setting forth with specificity the anticipated Net Debt and the anticipated Enumerated Transaction Expenses expected to be due as of the Effective Time (“Anticipated Amounts”), (ii) supporting information with the respect to the calculation of the Anticipated Amounts and (iii) a certificate of the Chief Financial Officer of the Company attesting to the manner of the calculation of the Anticipated Amounts. Within five business days thereafter, the Acquiror shall determine whether it agrees or disagrees with the Company’s calculations of the Anticipated Amounts. If the Acquiror does not agree with Company’s calculations, it shall, on or before the fifth business day before the Effective Time, provide the Company with schedules setting forth with specificity Acquiror’s calculations of the Anticipated Amounts. Thereafter, between the date that Acquiror presents its schedules and the Effective Time, the Company and the Acquiror shall negotiate in good faith to resolve any such disagreements before the Effective Time.
If after such discussions the parties are unable to reach an agreement as to the Anticipated Amounts to be outstanding as of the Effective Time, and as a result of such disagreement a reduction in the Aggregate Consideration Payable to Shareholders (or a larger reduction, as the case may be) would be required under this Section 2.02(a), the parties shall calculate the reduction in the Aggregate Consideration Payable to Shareholders based solely on Acquiror’s calculations and such computation shall be used for purposes of determining the Merger Consideration to be paid at the Effective Time. Notwithstanding the increased Merger Consideration that would have been payable to the Company’s shareholders hereunder if the Company’s determination of the Anticipated Amounts had been used, such excess amount shall be placed in escrow at the Effective Time with an escrow agent reasonably satisfactory to both Company and Acquiror (“Escrowed Funds”). At such time, the Acquiror and the Company shall also select an arbitrator, which shall be a firm of independent certified public accountants mutually agreed upon by the Acquiror and the Company (but not the Company’s or the Acquiror’s independent certified public accounting firms), to review such matters and request that such arbitrator determine the Net Debt and the Enumerated Transaction Expenses as of the Effective Time. The arbitrator’s decision shall be made as soon as practicable, but no later than 60 days after the Effective Time. The decision of the arbitrator shall be issued in writing to those persons who are the Company’s shareholders immediately prior to the Effective Time and to the Acquiror. The arbitrator’s decision shall be final, non-appealable and binding on all parties. Based on the arbitrator’s decision, the Escrowed Funds shall be paid to the holders of the Shares (as part of the Merger Consideration) or to the Acquiror, as applicable. In any event, the Company shall pay the fees of the arbitrator.
     (b) each Share held by the Company as treasury stock or owned by Acquiror or any of its Subsidiaries immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; and
     (c) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
     Section 2.03. Surrender and Payment.
     (a) Prior to the Effective Time, Acquiror shall appoint Corporate Stock Transfer or another agent who shall be reasonably satisfactory to the Company (the “Exchange Agent”) pursuant to an agreement that shall be reasonably satisfactory to the Company, for the purpose of exchanging for the Merger Consideration (i) certificates representing Shares (the “Certificates”) or (ii) uncertificated Shares (the “Uncertificated Shares”). Acquiror shall make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Such funds shall be invested by the Exchange Agent as directed by Acquiror or the Surviving Corporation pending payment thereof by the Exchange Agent to the holders of the Shares; provided, however, that such investments shall be held by the Exchange Agent and only be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion. Earnings from such investments shall be the sole and exclusive property of Acquiror and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of Shares. Promptly after the Effective Time, but no later than 5 Business Days following the Effective Time, Acquiror shall send, or shall cause the Exchange Agent to send, to each holder of Shares at the Effective Time a letter of transmittal and instructions in form and substance reasonably acceptable to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

     (b) Each holder of Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each Share represented by a Certificate or for each Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.
     (c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
     (d) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.
     (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Shares one year after the Effective Time shall be returned to Acquiror, upon demand, and any such holder who has not exchanged such Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Acquiror for payment of the Merger Consideration in respect of such Shares without any interest thereon. Notwithstanding the foregoing, Acquiror shall not be liable to any holder of Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any governmental authority) shall become, to the extent permitted by applicable law, the property of Acquiror free and clear of any claims or interest of any Person previously entitled thereto.
     (f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) to pay for Shares for which appraisal rights have been perfected shall be returned to Acquiror, upon demand.

     Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Florida Law shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or loses the right to appraisal, such Shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration which, to the extent permitted by law, will bear no interest. The Company shall give Acquiror prompt notice of any demands received by the Company for appraisal of Shares, and Acquiror shall have the right to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Acquiror, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.
     Section 2.05. Stock Options. At the Effective Time, each option to purchase Shares that is outstanding immediately prior to the Effective Date (a “Company Option”) pursuant to the Company’s 2003 Stock Option Plan (the “Option Plan”) shall be cancelled by the Company in consideration for which the holder thereof shall thereupon be entitled to receive promptly (but in no event later than five Business Days) after the Effective Time, a cash payment from Acquiror in respect of such cancellation in an amount (if any) equal to:
     (i) the product of (x) the number of Shares subject to such Company Option and (y) the price per Share represented by the per share consideration in Section 2.02(a), minus
     (ii) the exercise price per Share of each such Company Option (in all cases, $0.36 per share) and (ii) all applicable federal, state and local taxes required by law to be withheld.
     Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.
     Section 2.07. Withholding Rights. Each of the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Surviving Corporation or Acquiror, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which the Surviving Corporation or Acquiror, as the case may be, made such deduction and withholding.

     Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.
ARTICLE 3
THE SURVIVING CORPORATION
     Section 3.01. Certificate of Incorporation. The Articles of Incorporation of the Company as in effect at the Effective Time shall be amended in its entirety as set forth on Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation (the “Articles”) until amended in accordance with applicable law.
     Section 3.02. Bylaws. The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended as provided therein or by applicable law.
     Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law the directors and Officers of Merger Sub at the Effective Time shall be the directors and Officers of the Surviving Corporation.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company represents and warrants to Acquiror that:
     Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The

Company has heretofore delivered to Acquiror true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect. The Company does not have any Subsidiaries.
     Section 4.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the affirmative vote of the holders of a majority of the outstanding Shares in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or affecting creditor’s rights and remedies generally, and subject as to enforceability of general principles of equity (whether considered in a proceeding in equity or at law).
     Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of a certificate of merger with respect to the Merger with the Florida Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities or takeover laws, whether state or foreign, (iv) compliance with the rules and regulations of any over the counter market or national securities exchange, and (v) any actions or filings the absence of which could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement.
     Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with, or result in a violation or breach of any provision of any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree, (iii) require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, could become a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any agreement or other instrument binding upon the Company or any license, franchise, permit, certificate, approval or other similar authorization affecting the assets or business of the Company, or (iv) result in the creation or imposition of any Lien on any asset of the Company, except in the case of each of clauses (ii), (iii) and (iv) as would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.05. Capitalization.
     (a) The authorized capital stock of the Company consists of 35,000,000 Shares. As of the date of this Agreement, there are outstanding:
          (i) 29,220,663 Shares, and
          (ii) employee stock options to purchase an aggregate of 1,295,000 Shares.
     (b) All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as disclosed above or in Item 4.05 of the Company Letter, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities or indebtedness of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, and (c) no options, warrants or other rights to acquire from the Company , and no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of the Company, obligating the Company to issue, transfer or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or obligating the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in clauses (a), (b) and (c) being referred to collectively as the “Company Securities”). Except as set forth in the Company Letter, there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. Further, except for the Voting Agreements and as set forth in the Company Letter or as otherwise contemplated by this Agreement, there are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any shares of the capital stock of the Company or any arrangements, agreements or other understandings to which the Company is a party or by which it is bound that will limit in any way the solicitation of proxies by or on behalf of the Company from, or the casting of votes by, the stockholders of the Company with respect to the Merger.

     Section 4.06. SEC Filings.
     (a) The Company has made available to Acquiror (i) the Company’s annual reports on Form 10-K (as may have been amended prior to the date hereof) for its fiscal years ended April 24, 2005, April 25, 2004, April 27, 2003, and April 28, 2002, (ii) its proxy or information statements relating to meetings of the stockholders of the Company held (or actions taken without a meeting by such stockholders) since October 1, 2002, and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since October 1, 2002 (the documents referred to in this Section 4.06(a), collectively, the “Company SEC Documents”.) The Company has made available to Acquiror all correspondence of the Company, including any comment letters and the responses thereto, from or to the SEC or its staff since October 1, 2002.
     (b) As of its filing date, each Company SEC Document complied, and each such Company SEC Document filed subsequent to the date hereof will comply as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.
     (c) As of its filing date (or, if amended or superceded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each such Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
     (d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.
     (e) The Company has put in place disclosure controls and procedures, as defined in Rule 13a-14(c) promulgated under the 1934 Act.
     Section 4.07. Sarbanes-Oxley Act; Financial Statements; Internal Controls. The Company is in compliance in all material respects with all applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and all applicable rules and regulations promulgated by the SEC thereunder that are effective as to the Company of the date hereof, except as would not be reasonably be expected to have a Material Adverse Effect. The audited consolidated financial statements and unaudited consolidated interim financial statements of the

Company included in the Company SEC Documents fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements). The books and records of the Company and its Subsidiaries have been, and are being, maintained, in all material respects, in accordance with GAAP and any other applicable legal and accounting requirements. The Company’s system of internal controls over financial reporting are reasonably sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would have a Material Adverse Effect on the Company’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of July 24, 2005 (nor has any such deficiency or weakness been identified between that date and the date of this Agreement). The Company’s “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act, are reasonably designed to ensure that (i) all material information, both financial and non-financial that is required to be disclosed by the Company in the reports that it files or submits under the 1934 Act, is recorded, processed, summarized, and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the 1934 Act with respect to such reports. Since the date of their last certification filed with the SEC, neither the chief executive officer of the Company nor the chief financial officer of the Company has become aware of any fact, circumstance, or change that is reasonably likely to result in a “significant deficiency” or a “material weakness” in the Company’s internal controls over financial reporting. The audit committee of the Board of Directors of the Company includes an Audit Committee Financial Expert, as defined by Item 401(h)(2) of Regulation S-K. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX. To the Company’s Knowledge, there have been no violations of provisions of the Company’s code of ethics by any such persons.

     Section 4.08. Disclosure Documents.
     (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the proxy or information statement of the Company (the “Company Proxy Statement”), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.
     (b) (i) The Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) any Company Disclosure Document (other than the Company Proxy Statement), at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.08(b) will not apply to statements or omissions included in the Company Disclosure Documents based upon information furnished to the Company in writing by or on behalf of the Acquiror specifically for use therein.
     (c) The affirmative vote of the holders of a majority of the outstanding Shares are the only votes of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement.
     Section 4.09. Absence of Certain Changes. Since the date of the balance sheet in the Company 10-Q, the business of the Company has been conducted in all material respects in the ordinary course of business and, except as disclosed to Acquiror in Item 4.09 of the Company Letter or in the Company SEC Documents filed prior to the date hereof, there has not been:
     (a) any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;
     (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company;

     (c) any amendment of any material term of any outstanding security of the Company;
     (d) any incurrence, assumption or guarantee by the Company of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;
     (e) any creation or other incurrence by the Company of any Lien on any material asset other than in the ordinary course of business consistent with past practices and other than any such Lien which relates, individually or in the aggregate, to an obligation or obligations of not more than $50,000;
     (f) any making of any loan, advance or capital contributions to or investment in any Person;
     (g) any damage, destruction or other casualty loss not covered by insurance affecting the business or assets of the Company that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company;
     (h) any change in any method of accounting or accounting principles or practice by the Company, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act;
     (i) any entering into of any material transaction or contract, or making any material commitment to do the same, by the Company, except in the ordinary course of business consistent with past practice;
     (j) any (i) entering into of an agreement providing for any severance or termination pay to (or amendment to any existing arrangement with) any current or former director, officer or employee of the Company, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements covering any current or former director, officer or employee of the Company, (iii) entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any current or former director, officer or employee of the Company, (iv) establishment, adoption or amendment (except as required by applicable law) of any labor, collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer or employee of the Company, (v) increase in compensation or bonus or increase in other benefits (including stock options or other equity-based compensation) payable to any current or former director or officer of the Company, or (vi) except in the ordinary course of business constant with past practices, increase in compensation, bonus or other benefits payable (including stock options or other equity-based compensation) or payment of any bonus or similar remuneration to any current or former employee of the Company;

     (k) except as required by law, any material Tax election made or changed, any annual income tax accounting period changed, any material change in a method of income tax accounting, any amended Tax Return or claim for Tax refund filed, any written closing agreement entered into under Section 7121 of the Code (or similar agreement under state, local or foreign income tax law), or any material Tax controversy settled;
     (l) any cancellation of any licenses, sublicenses, franchises, permits or agreements to which the Company is a party, or any notification to the Company that any party to any such arrangements intends to cancel or not renew such arrangements beyond their expiration date as in effect on the date hereof, which cancellation or notification has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or
     (m) any revaluation by the Company of any assets, including, without limitation, writing down of the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice.
     Section 4.10. No Undisclosed Material Liabilities. Except as disclosed in Item 4.10 of the Company Letter or as set forth in the Company SEC Documents, there are no material liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:
     (a) liabilities or obligations disclosed and/or provided for in the Company Balance Sheet or in the notes thereto or in the Company SEC Documents filed prior to the date hereof; and
     (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.11. Compliance with Laws and Court Orders. All licenses, franchises, permits, clearances, consents, certificates and other evidences of authority of the Company which are necessary to the conduct of the Company’s business (“Company Permits”) are in full force and effect and the Company is not in violation of any Company Permit in any respect, except for such exceptions or violations that, individually or in the aggregate, would not have, or would not be likely to have, a Material Adverse Effect. Except for exceptions which would not have a Material Adverse Effect, the businesses of the Company has been conducted in accordance with all applicable laws, regulations, orders, and other requirements of governmental authorities. The Company is, and since the Company Balance Sheet Date has been in compliance with, and to the Knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, statute, ordinance, rule, regulation, judgment, injunction, order or decree, in each case except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
     Section 4.12. Litigation. Other than for ordinary course matters, except as disclosed in Item 4.12 of the Company Letter or as set forth in the Company SEC Documents filed prior to the date hereof, there is no action, suit, investigation, audit, arbitration or proceeding pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company, or, to the Knowledge of the Company, pending against, threatened against or affecting, any present or former officer, director or employee of the Company in his or her capacity as such, or any of the properties or assets of the Company before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational.
     Section 4.13. Finders’ and Advisory Fees. Except as disclosed in Item 4.13 of the Company Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.
     Section 4.14. Tax Matters.
     The representations set forth below are subject to the exceptions set forth in the Item 4.14 of the Company Letter.
     (a) The Company has filed within the time and in the manner prescribed by law, all Tax Returns required to be filed by or with respect to the Company and such Tax Returns reflect accurately in all material respects the Tax Liabilities of the Company.
     (b) The Company has within the time prescribed by law paid all Taxes that are due and payable by the Company, except where the failure to so pay such Taxes is being contested in good faith as identified in Item 4.14 of the Company Letter and involve aggregate Taxes so being contested in excess of $25,000.
     (c) The Company has no liens with respect to Taxes upon any of its properties or assets other than liens for Taxes not yet due and payable, except where such Taxes are being contested in good faith as identified in Item 4.15 of the Company Letter and involve aggregate Taxes so being contested not in excess of $25,000.

     (d) The Company has established an adequate accrual or reserve for unpaid Taxes in the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents.
     (e) The Company has not waived in writing any statute of limitations with respect to Taxes of the Company or, to the extent related to such Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency, in each case to the extent such waiver or agreement is currently in effect.
     (f) The Company does not have a federal, state, local or foreign audit or other administrative proceeding or court proceeding presently pending or, to the Knowledge of the Company, threatened relating to or involving any Tax Returns for the Company.
     (g) The Company does not have any joint or several Tax liability under Treas. Reg. §1.1502-6 (or similar provisions of any state, local or foreign income Tax law), other than such liability arising solely by reason of membership in the consolidated group of which the Company is the common parent.
     (h) Item 4.15 of the Company Letter sets forth all jurisdictions where the Company files Tax Returns.
     (i) The Company has not been subject to a claim made by a Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction.
     (j) No deficiencies for any Taxes have been asserted, proposed or assessed (in each case in writing) against the Company, except for any such Taxes that have been fully paid on or before the Balance Sheet Date or which, if fully paid, would involve aggregate Taxes of less than $25,000.
     (k) The Company has timely disclosed on Tax Returns all reportable transactions required to be disclosed by Treasury Regulations under Section 6011 of the Code, and Item 4.15(k) contains a description of any such disclosures.
     (l) The Company will not be required (A) as a result of a change in method of accounting prior to the date hereof, to include any adjustments under Section 481(a) of the Code (or any corresponding provision of state, local or foreign income Tax law) in taxable income for any period after the Effective Time, or (B) as a result of a closing agreement under Section 7121 of the Code (or similar agreement under state, local or foreign income Tax law) to include any item of income or exclude any item of deduction for any period after the Effective Time.

     (m) The Company has not made any payments that are non-deductible under Sections 162(m) or 280G of the Code (or any corresponding provisions of state, local or foreign law).
     (n) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (or any corresponding provisions of state, local or foreign law) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code (or any corresponding provision of state, local or foreign law).
     (o) The Company is not a party to a gain recognition agreement under Section 367 of the Code and the regulations thereunder.
     (p) “Tax” means for purposes of this Agreement all taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority (“Tax Authority”), including but not limited to, income, gross receipts, excise, property, sales, value-added, use, transfer, net worth, franchise, environmental, payroll, withholding, social security or other taxes, customs, duties, levies or fines, including any interest, penalties or additions attributable thereto, and including liability for a Tax of another Person as a transferee or by virtue of being an acquiring or survivor corporation in a merger or similar transaction.
     (q) “Tax Return” means any return, report, form, information return or other document, including any schedule or attachment thereto, and including any amendment thereof, required by law to be filed with a Tax Authority relating to Taxes.
     Section 4.15. Employee Benefit Plans.
     (a) Item 4.15 of the Company Letter contains a correct and complete list identifying as of the date hereof each “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit- sharing, stock option or other stock related rights or other forms of incentive, compensation or loans, deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post- employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any Affiliate and covers any current or former director, officer or employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. Such contracts, plans, arrangements and policies are referred to collectively herein as the “Employee Plans.”

     (b) True and accurate copies of each Employee Plan of the Company, together, where applicable, with all current trust agreements, the most recent annual reports on Form 5500 and any auditor’s reports, the most recent financial statements, the most recent actuarial reports, all agreements or contracts with any investment manager or investment advisor with respect to any Employee Plan of the Company, the most recent IRS favorable determination letters, all current summary plan descriptions and summaries of material modifications for such plans have been made available to Acquiror. In the case of any unwritten Employee Plan, a written description of such plan has been made available to Acquiror. With respect to each “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained, administered or contributed to by the Company or any Affiliate, the Company has provided Acquiror with a list of each actuary, attorney, and accountant providing professional services with respect to each Employee Plan of the Company or the fiduciaries of each Employee Plan of the Company, as well as the location of all other records and the name of the individual responsible for such records with respect to each Employee Plan of the Company.
     (c) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or has in the past ten (10) years sponsored, maintained or contributed to, any Employee Plan subject to Title IV of ERISA.
     (d) Neither the Company nor any ERISA Affiliate contributes to, or has in the past ten (10) years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA or any multiple employer plan within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.
     (e) No Employee Plan is a multi-employer welfare arrangement as defined in Section 3(40) of ERISA.
     (f) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and the Company has no Knowledge of any reason why any such determination letter should be revoked or not be issued. Except as would not have a Material Adverse Effect on the Company, each Employee Plan that is intended to be qualified or registered under the laws of any Non-U.S. jurisdiction is so qualified or registered. Except as would not have a Material Adverse Effect on the Company, all amendments required to bring any Employee Plan into conformity with any applicable provisions of ERISA and the Code have been duly adopted. To the Knowledge of the Company, nothing has occurred or will occur through the Closing which would cause the loss of such qualification or exemption or the imposition of any penalty or tax liability.
     (g) Except as would not have a Material Adverse Effect on the Company, with respect to each Employee Plan of the Company: (i) each has been maintained, funded, operated and administered in compliance with its terms and with all applicable laws including, without limitation, ERISA and the Code; (ii) no actions, suits, claims or disputes are pending or threatened against any such plan, the trustee or fiduciary of any such plan, the Company or any assets of any such plan; (iii) no audits, proceedings, claims or demands are pending with any Governmental Authority including, without limitation, the Internal Revenue Service and the Department of Labor; (iv) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any such plan participant have been duly or timely filed or distributed; (v) no “prohibited transaction”, within the meaning of ERISA or the Code, or breach of any duty imposed on “fiduciaries” pursuant to ERISA has occurred; (vi) all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing shall have been made or properly accrued on the Company Balance Sheet or will be properly accrued on the books and records of the Company as of the Closing; and (vii) no such plan has any unfunded liabilities which are not reflected on the Company Balance Sheet or the books and records of the Company.
     (h) Except as required pursuant to the agreements listed in Item 4.16 of the Company Letter or pursuant to the terms of this Agreement, neither the execution or approval of this Agreement nor consummation by the Company of the transactions contemplated by this Agreement will (either alone or together with any other event) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of bonus or other compensation or benefits of any kind under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan. Except as set forth in the Company Letter, there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, is reasonably expected by the Company to give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code.
     (i) Neither the Company nor any of its Subsidiaries has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.
     (j) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2002.

     (k) Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining or labor agreement or other contract or understanding with a labor union or organization.
     (l) Except as disclosed in Item 4.16 of the Company Letter, there exist no loans or extensions of credit by the Company or any of its Subsidiaries to any current and former director, officer, employee and independent contractor of the Company or any of its Subsidiaries with a principal balance in excess of $5,000 and which have not been repaid in full (for any reason) as of the date hereof.
     Section 4.16. Labor Matters. There are no labor disputes or union organization activities pending, or, to the Knowledge of the Company, threatened between the Company and any of its employees. None of the employees of the Company belongs to any union or collective bargaining unit. The Company has complied in all material respects with all applicable state and federal equal employment opportunity laws and all other laws and regulations related to employment or working conditions, including all civil rights and anti-discrimination laws, rules, and regulations. The Company is not the subject of material proceeding asserting that the Company has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization, nor is there any pending, or, to the Knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slowdown, or lockout involving the Company.
     Section 4.17. Environmental Matters.
     (a) Except as set forth in the Company SEC Documents filed prior to the date hereof and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:
     (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been served, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of the Company, is threatened by any governmental entity or other Person relating to or arising out of any Environmental Law or Release or threatened or suspected Release of any Hazardous Materials;
     (ii) to the Knowledge of the Company, the Company is and has been in compliance with all applicable Environmental Laws and all Environmental Permits; and
     (iii) there are no material liabilities of or relating to the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, and there are no facts, conditions, situations or set of circumstances that would reasonably be expected to result in or be the basis for any such liability.
     (b) The Company possesses any and all Environmental Permits necessary or required for the operation of its business as currently conducted, except to the extent that the failure to have such Environmental Permits would not have a Material Adverse Effect on the Company.
     (c) There has been no environmental investigation, study, audit, test, review or other environmental analysis conducted prior to the date of this Agreement of which the Company has Knowledge and/or possession as of the date hereof in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been made available to Acquiror at least five Business Days prior to the date hereof.
     (d) The Company does not have any obligation or liability with respect to any Hazardous Materials, including any Release or threatened or suspected Release of any Hazardous Material or any violation of Environmental Law, and there have been no events, facts or circumstances which could form the basis of any such obligation or liability.
     (e) To our Knowledge, no releases of Hazardous Materials have occurred at, from, in, to, on, or under any Site and no Hazardous Materials are present in, on, about, or migrating to or from any Site.
     (f) To our Knowledge, the Company has not transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Materials at, from or to any site or other location.
     (g) No Site is a current or, to our Knowledge, a proposed Environmental Clean-Up Site.
     (h) There are no Liens under or pursuant to any Environmental Law on any Site.
     (i) To our Knowledge, there is no (i) underground storage tank, active or abandoned, (ii) polychlorinated biphenyl containing equipment, (iii) asbestos-containing material, (iv) radon, (v) lead-based paint or (vi) urea formaldehyde at any Site. Any underground storage tank meets all current applicable requirements.
     (j) To our Knowledge, the Company has provided all notifications and warnings, made all reports and kept and maintained all records required pursuant to Environmental Laws.

     (k) For purposes of this Section 4.17, the term “Company” includes any entity that is, in whole or in part, a predecessor of the Company.
     Section 4.18. Real Property
     (a) Owned Real Property. Except as set forth in Item 4.18 of the Company Letter, the Company does not own any real property, and the Company is not obligated by contract or otherwise to purchase real property. The Company holds options on certain leased real property as more particularly set forth in Item 4.18 of the Company Letter.
     (b) Item 4.18 of the Company Letter contains an accurate and complete list of each Real Property Lease. With respect to each Real Property Lease set forth on Item 4.18 of the Company Letter: (a) it is valid, binding and in full force and effect; (b) all rents and additional rents and other sums, expenses and charges due to date have been paid; (c) the lessee has been in peaceable possession since October 2002, or, if shorter, the original term thereof; (d) no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; (e) there exists no default or event of default by the Company or by any other party thereto; (f) to the Company’s Knowledge, there exists no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default or event of default by the Company thereunder; and (g) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder. The Company holds the leasehold estate on each Real Property Lease free and clear of all Liens, except for the liens of mortgagees of the real property in which such leasehold estate is located. The Company is in physical possession and actual and exclusive occupation of the whole of each of its leased properties. The Company does not owe any brokerage commission with respect to any Real Property Lease.
     Section 4.19. Banks; Powers of Attorney. Item 4.19 of the Company Letter contains an accurate and complete list showing: (i) the names of each bank in which the Company has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto, and (ii) the names of all persons, if any, holding powers of attorney from the Company.
     Section 4.20. Board Recommendation. The Board of Directors of the Company has (a) approved and adopted this Agreement; (b) determined that this Agreement and the transactions contemplated herein are in the best interests of the Company and its stockholders, and (c) resolved to recommend adoption of this Agreement to the stockholders of the Company.
     Section 4.21. Anti-takeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement, the Voting Agreements, and the transactions contemplated hereby from the restrictions on “business combinations” contained in applicable Florida Law, and, accordingly, neither such Section nor any other anti-takeover or similar statute or regulation applies or purports to apply to any such transactions.
     Section 4.22. Intellectual Property.
     (a) Item 4.22 of the Company Letter contains a true and complete list of each of the registrations, applications and other material Intellectual Property Rights included in the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, specifying as to each such Intellectual Property Right, as applicable, (i) the owner of such Intellectual Property Right, (ii) the jurisdictions by or in which such Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, (iii) the registration or application numbers thereof, (iv) the termination or expiration dates thereof, and (vi) all agreements related to such intellectual Property Right which is a Licensed Intellectual Property Right, setting forth the date of any license or agreement and the identity of all parties thereto.
     (b) The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together with Intellectual Property Rights solely relating to commercial “off-the-shelf” or “shrink wrap” software constitute all the Intellectual Property Rights that are material to the conduct of the business of the Company and its Subsidiaries as currently conducted.
     (c) To the Knowledge of the Company, the Company’s use of the Intellectual Property Rights does not infringe, misappropriate or otherwise violate any Intellectual Property Right of any third person, in each case except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. As of the date hereof, there is no claim, action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened in writing against the Company, any present or former officer, director or employee of the Company in his or her capacity as such, (i) challenging or seeking to deny or restrict, the rights of the Company in any of the Owned Intellectual Property Rights and the Licensed Intellectual Property Rights, (ii) alleging that the use of the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights or any services provided, processes used or products manufactured, used, imported or sold by the Company do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that the Company has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party, except, in each case except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

     Section 4.23. Material Contracts.
     (a) Except as disclosed in Item 4.23 of the Company Letter, as of the date hereof, the Company is not a party to or bound by:
     (i) any agreement for the purchase by the Company of materials, supplies, goods, services, equipment or other assets that has a term of at least one year;
     (ii) any sales, distribution or other similar agreements not entered into in the ordinary course of business providing for the sale by the Company of materials, supplies, goods, services, equipment or other assets;
     (iii) any partnership, joint venture or other similar equity agreement or arrangement under which the Company and any other Person both have an equity interest in another Person; or
     (iv) any agreement that limits, in any material respect, the freedom of the Company to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset or which would so limit the freedom of Acquiror after the Effective Time.
     (b) The agreements and contracts required to be disclosed in Item 4.22 of the Company Letter, along with Real Estate Leases disclosed in Item 4.18 of the Company Letter, are referred to herein as the “Material Contracts”.
     (c) Except as set forth in Item 4.23 of the Company Letter, as of the date hereof, each Material Contract is a valid and binding agreement of the Company, to the Knowledge of the Company, the other party thereto and is in full force and effect; neither the Company nor, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under the terms of any Material Contract and no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a default or breach thereunder, which would have, individually or in the aggregate, a Material Adverse Effect on the Company. Subject to applicable law (whether state, federal or foreign) or confidentiality agreements, as of the date hereof, true and complete copies of each Material Contract have been made available to the Acquiror.
     Section 4.24. Employees.
     (a) The Company has previously made available to Acquiror a true and complete list of the names, titles and compensation of all officers of the Company and all other corporate and management employees of the Company.
     (b) To the Knowledge of the Company, no Officer or other vice-president (or person senior to any vice-president) of the Company or its Subsidiaries has indicated as of the date hereof that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement, except for the resignations disclosed to the Company in Item 4.24 of the Company Letter.

     (c) Except as set forth in Item 4.24 of the Company Letter, the Company has not entered into any employment contract or arrangement with any director, officer, employee or any other consultant or Person (i) which is not terminable by it at will without liability, except as the right of the Company to terminate its employees at will may be limited by applicable federal, state or local law, or (ii) under which the Company could have any material liability.
     Section 4.25. WARN Act. The Company is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), or any similar state or local law. In the past two years, (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company, and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local, or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the effective date of this Agreement.
     Section 4.26. Insurance. The Company has previously made available to Acquiror copies of all insurance policies to which the Company is a party or is a beneficiary or named insured. All of the insurable properties of the Company are insured pursuant to insurance policies as the Company reasonably believes is customary in the industry in which the Company is engaged. Such policies are in full force and effect, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received by the Company. Except as set forth on Item 4.25 of the Company Letter, there have been no claims in excess of $50,000 asserted under any of the insurance policies of the Company in respect of all general liability, professional liability, errors and omissions, property liability, worker’s compensation, and medical claims since the Company Balance Sheet Date.
     Section 4.27. Interests in Other Entities. Other than as disclosed in Item 4.26 of the Company Letter, the Company does not (i) own, directly or indirectly, of record or beneficially, any shares of voting stock or other equity securities of any other corporation, (ii) have any ownership interest, direct or indirect, of record or beneficially, in any unincorporated entity, or (iii) have any obligation, direct or indirect, present or contingent, (1) to purchase or subscribe for any interest in, advance or loan monies to, or in any way make investments in, any Person, or (2) to share any profits or capital investments or both.

     Section 4.28. Investment Company. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
     Section 4.29. Opinion of Financial Advisor. The Company has received the opinion of Capitalink, L.C. to the effect that, as of the date of such opinion, the Merger Consideration was fair from a financial point of view to the Company shareholders, and, as of the date hereof, such opinion has not been withdrawn (such opinion, the “Company Fairness Opinion”).
     Section 4.30. Title to Property; Encumbrances. The Company has good and valid title to, or enforceable leasehold interests in or valid rights under contract to use, all the properties and assets owned or used by it (real, personal, tangible and intangible), including, without limitation (a) all the properties and assets reflected in the Company Balance Sheet, and (b) all the properties and assets purchased or otherwise contracted for by the Company since the Company Balance Sheet Date (except for properties and assets reflected in the Company Balance Sheet or acquired or otherwise contracted for since the Company Balance Sheet Date that have been sold or otherwise disposed of in the ordinary course of business), in each case free and clear of all Liens, except for Liens set forth on the Company Letter. The property, plant and equipment of the Company, whether owned or otherwise contracted for, is in a state of good maintenance and repair (ordinary wear and tear excepted) and is adequate and suitable for the purposes for which they are presently being used.
     Section 4.31. Trading with the Enemy Act; Patriot Act. No sale of the Company’s securities nor the Company’s use of the proceeds from such sale has violated the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto. Without limiting the foregoing, the Company (a) is not a person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) and (b) does not engage in any dealings or transactions, and is not otherwise associated with any such person. The Company is in material compliance with the USA Patriot Act of 2001 (signed into law October 26, 2001).
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF ACQUIROR
     Acquiror represents and warrants to the Company that:
     Section 5.01. Corporate Existence and Power. Each of Acquiror and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on Acquiror or Merger Sub.
     Section 5.02. Corporate Authorization. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby are within the corporate powers of Acquiror and Merger Sub and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or affecting creditor’s rights and remedies generally, and subject as to enforceability of general principles of equity (whether considered in a proceeding in equity or at law).
     Section 5.03. Governmental Authorization. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, other than (i) the filing of a certificate of merger with respect to the Merger with the Florida Secretary of State and appropriate documents with the relevant authorities of other states in which Acquiror is qualified to do business, (ii) compliance with any applicable requirement of the HSR Act and of laws, rules and regulations analogous to the HSR Act existing in foreign jurisdictions, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable securities or takeover laws, whether state or foreign, (iv) compliance with the rules and regulations of any over the counter securities market or any national securities exchange, and (v) any actions or filings the absence of which could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or Merger Sub.
     Section 5.04. Non-contravention. The execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Acquiror or Merger Sub, or (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in any violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree, except for such contraventions, conflicts and violations referred to in clause (ii) that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Acquiror or Merger Sub.

     Section 5.05. Disclosure Documents. The information with respect to Acquiror and any of its Subsidiaries that Acquiror furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement, as supplemented or amended, if applicable, at the time such Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on adoption of this Agreement, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof.
     Section 5.06. Finders’ or Advisory Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Acquiror who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.
     Section 5.07. Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and has engaged in no other business activities other than in connection with this Agreement or as contemplated hereby.

ARTICLE 6
COVENANTS OF THE COMPANY
     The Company agrees that:
     Section 6.01. Conduct of the Company. Except as provided for in Item 6.01 of the Company Letter, from the date hereof until the Effective Time, the Company shall conduct its business in all material respects in the ordinary course of business consistent with past practices and shall use its best efforts to preserve intact its business organization and relationships with customers and other third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as contemplated by this Agreement, as provided for in Item 6.01 of the Company Letter, or as otherwise approved by Acquiror (which approval shall not be unreasonably withheld or delayed):
     (a) the Company shall not adopt or propose any change to its certificate of incorporation or bylaws.
     (b) the Company shall not merge or consolidate with any other Person or acquire the stock or assets of any other Person;
     (c) the Company shall not sell, lease, license or otherwise dispose of any material amount of assets, securities or property or interest therein;
     (d) the Company shall not (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, securities or property) in respect of any capital stock or split, combine or reclassify any capital stock, or issue or authorize the issuance of any other securities in respect of or in substitution for any capital stock, (ii) purchase, redeem or otherwise acquire any shares of its capital stock, (iii) issue, deliver, sell, authorize, pledge or otherwise create a Lien on, any shares of capital stock or securities convertible into capital stock, other than issuances of Shares upon the valid exercise of any Options existing on the date hereof in accordance with their present terms, (iv) make any loans, advances or capital contributions to or investments in any other Person, (v) incur any indebtedness for borrowed money, or guarantee any indebtedness for borrowed money of or on behalf of another Person (except that Company may borrow additional available amounts under lines of credit in place as of the date of this Agreement), (vi) make any material change in its methods or principles of accounting or in its maintenance of its books and records, except as required by GAAP or the SEC as concurred in by the Company’s independent auditor, (vii) settle any material claim, action or proceeding involving money damages, except to the extent subject to reserves existing as of the date hereof in accordance with GAAP, (viii) enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any suit, action, proceeding, or regulatory investigation pending, except for such consent decrees, injunctions, or restraints which do not individually or in the aggregate have a Material Adverse Effect, (ix) transfer or license to any Person or otherwise extend, amend or modify any Intellectual Property Rights owned by the Company, other than in the ordinary course of business or pursuant to any contracts, agreements, arrangements, or understandings already in place, (x) modify, amend, or terminate in any manner adverse to the Company any of the Material Contracts other than in the ordinary course of business, or (xi) other than as expressly permitted in section 6.04 hereof, take any action to omit or take any action for the purpose of preventing, delaying, or impeding the consummation of the Merger or the other transactions contemplated by this Agreement.
     (e) except as required by contracts or compensation plans existing as of the date hereof and binding on the Company, to comply with applicable law, or as set forth below, the Company shall not (i) increase in any material respect the amount of compensation or fringe benefits of, pay any bonus to, or grant severance or termination pay to, any director, Officer or other management level employee of the Company (except for the payment of compensation and benefits (excluding severance pay) to new employees (other than officers) hired by the Company in the ordinary course of business, or compensation increases to non-corporate restaurant employees if such compensation increases are in the ordinary course of business consistent with past practices), (ii) make any increase in, or commitment to increase, or adopt, any Employee Plans, (iii) amend or change the exercisability or vesting of any Options, or reprice any Options or authorize cash payments in exchange for any Options, (iv) modify any employment, severance or termination agreement with any director, Officer or other employee of the Company existing as of the date hereof, or enter into any employment, severance, termination or other agreement with any director, Officer or other employee of the Company the benefits of which are in whole or in part contingent upon, or the terms of which are materially altered upon, the occurrence of a transaction involving the Company of the nature contemplated hereby;
     (f) the Company shall not exempt any Third Party from, or to render inapplicable to any Acquisition Proposal, the restrictions on “business combinations” of applicable Florida Law;
     (g) the Company shall not (i) enter into any new material line of business, or (ii) incur or commit to any capital expenditures other than normal routine maintenance capital expenditures consistent with past practices and other non-routine capital expenditures exceeding $25,000 in the aggregate;
     (h) the Company will not discharge or forgive any liabilities in excess of $25,000, except in the ordinary course of business.
     (i) the Company shall not agree or commit to do any of the foregoing.

     Section 6.02. Shareholder Meeting; Consent; Proxy Material. The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement and the Merger (the “Company Shareholder Approval”). Subject to Section 6.04(b), the Board of Directors of the Company shall unanimously recommend approval and adoption of this Agreement and the Merger by the Company’s Shareholders. In connection with such meeting, the Company shall (i) promptly prepare and file with the SEC, shall use commercially reasonable efforts to have cleared by the SEC and shall thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other materials for such meeting and (ii) otherwise comply with all legal requirements applicable to such meeting. The Company shall provide Acquiror and its counsel with a reasonable opportunity to review and comment on the Company Proxy Statement before it is filed with the SEC and the Company agrees to reflect in the Company Proxy Statement, when so filed with the SEC, such comments as Acquiror and its counsel reasonably may propose. The Company shall provide Acquiror and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Company Proxy Statement promptly after receipt of such comments or other communications and (ii) the opportunity to participate in the response of the Company to such comments, including by participating with the Company or its counsel in any discussions with the SEC. If, at any time prior to the Effective Time, any information relating to the Company, or any of their respective affiliates, officers or directors, is discovered by the Company or the Acquiror and such information should have been set forth in an amendment or supplement to the Company Proxy Statement so that the Company Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party hereto discovering such information shall promptly notify the other party to, and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of the Company. Acquiror shall cooperate with the Company in the preparation of the Company Proxy Statement and accompanying proxy materials and any amendment or supplement thereto. Acquiror agrees to cause all Shares purchased pursuant to the Merger and all other Shares of the Company entitled to vote on the Merger owned by Acquiror to be voted in favor of the Merger.
     Section 6.03. Access to Information. From the date hereof until the Effective Time and subject to applicable law, any existing confidentiality obligations which are listed in the Company Letter (the “Confidentiality Agreement”), the Company shall (i) give Acquiror, its counsel, financial advisors, auditors and other authorized representatives reasonable access, during normal business hours, to the offices, properties, books and records of the Company and the Subsidiaries, (ii) furnish to Acquiror, its employees, counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with Acquiror in its investigation of the Company and its Subsidiaries and (iv) notify and consult with Acquiror prior to entering into any agreement to pay any contested liabilities involving more than $25,000 in cash. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. No information or knowledge obtained by Acquiror in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.
     Section 6.04. No Solicitation
     (a) Subject to Sections 6.04(b), 6.04(c) and 6.04(d), neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries regarding any Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries entered into after the date of this Agreement (it being acknowledged hereby by the Company that it is not currently bound by any such standstill or similar agreement with any Person except for Acquiror) or (iv) enter into any agreement with respect to an Acquisition Proposal.
     (b) The Board of Directors, directly or indirectly through advisors, agents or other intermediaries, may (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 6.04(a), has made a bona fide Acquisition Proposal that the Board of Directors reasonably believes will lead to a Superior Proposal, (ii) furnish to such Third Party nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement, (iii) following receipt of a bona fide Acquisition Proposal that the Board of Directors reasonably believes will lead to a Superior Proposal, fail to make, withdraw, or modify in a manner adverse to Acquiror its recommendation to its stockholders referred to in Section 6.02 hereof, and/or (iv) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take in contravention of Section 6.04(a), but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors determines in good faith by a majority vote, after receiving a written opinion from Akerman Senterfitt (or other outside legal counsel of nationally recognized reputation) and Capitalink, L.C., financial advisor to the Company (or another financial advisor of nationally recognized reputation) that such action is consistent with its fiduciary duties under applicable law. Nothing contained herein shall prevent the Board of Directors from complying with Rules 14D-9 or 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal.
     (c) The Company shall advise Acquiror orally within twenty-four (24) hours (without counting any hours falling on a Saturday or Sunday or nationally or locally recognized holiday) and in writing within forty-eight (48) hours (without counting any hours falling on a Saturday or Sunday or nationally or locally recognized holiday) of (i) its receipt of an Acquisition Proposal, (ii) the fact that in response thereto it plans to furnish confidential information to the proponent thereof or has plans to commence negotiations with the proponent thereof, and (iii) the terms and conditions of any such Acquisition Proposal, indication or request. If any such Acquisition Proposal is in writing, the Company shall within one (1) business day after it receives same deliver or cause to be delivered to Acquiror a copy of such Acquisition Proposal and within one (1) business day after it receives a written update of any Acquisition Proposal, provide a copy of such update to Acquiror.
     (d) If the Company has received a bona fide Acquisition Proposal that the Board of Directors reasonably believes will lead to a Superior Proposal, nothing in this Agreement shall prevent the Board of Directors from (i) withdrawing or modifying its approval or recommendation of the Merger and this Agreement and/or (ii) approving or recommending any Superior Proposal received by the Company and/or terminating this Agreement pursuant to Section 9.01(c) (and concurrently with or immediately after such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to such Superior Proposal) (any such action, a “Change in Recommendation”), but the Board of Directors may only effect a Change in Recommendation if the following conditions are met: (x) within forty-eight (48) hours (without counting any hours falling on a Saturday, Sunday or nationally or locally recognized holiday) after receiving such notice, the Company shall deliver to the Acquiror written notice (A) stating that the Company has received a Superior Proposal and that the Board of Directors intends to consider a Change of Recommendation, (B) include a copy of any proposed transaction documents relating to such Superior Proposal (including documents as to such party’s ability to finance such transaction, if such Superior Proposal is to be paid for in cash, whether in whole or in part, and (C) disclose the identity of the party making such Superior Proposal, and (y) if the Superior Proposal has been received by the Company on or before December 15, 2005, Acquiror shall have until the later of five (5) business days after it receives such notice or December 15, 2005 to respond to such notice with an amended offer which provides for economic terms not less favorable to the Company’s shareholders than the Superior Proposal that has been received, and (z) if the Superior Proposal has been received by the Company after

December 15, 2005, Acquiror shall have five (5) business days after it receives such notice to respond to such notice with an amended offer which provides for economic terms not less favorable to the Company’s shareholders than the Superior Proposal that has been received. If Acquiror chooses to submit an amended offer, the parties making the Superior Proposal shall have, upon notice, five (5) business days in which to respond to such notice with a further amended offer. If the party making such Superior Proposal comes forth with a further proposal, further notice shall be delivered to Acquiror as set forth in this section. Notwithstanding the foregoing, if Acquiror submits an amended offer which provides for economic terms not less favorable to the Company’s shareholders than the Superior Proposal that has been received, and thereafter no further Superior Proposals are received, the Board shall agree to continue to support the Merger and not to make a Change of Recommendation.
     (e) The Company shall, and shall cause its Subsidiaries and direct its advisors, employees and other agents of the Company and any of its Subsidiaries to, cease immediately and cause to be terminated any and all existing activities, discussions and negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall request any such Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information.
     “Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal to acquire, directly or indirectly, for consideration consisting of at least $26,532,000 in cash and/or securities for all or substantially all of the Shares of the Company or for substantially all of the assets of the Company, on terms that the Board of Directors determines in good faith by a majority vote, after considering the written opinion of Capitalink, L.C. or another financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable from a financial point of view to the Company’s stockholders than as provided hereunder and for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Board of Directors, is from a Person that in the reasonable judgment of the Company’s Board of Directors, after consultation with a recognized financial advisor, is financially capable of consummating such a proposal, and that in the reasonable judgment of the Company’s Board of Directors, after consultation with a recognized financial advisor, if accepted, is reasonably likely to be consummated and taking into account all legal, financial, and regulatory aspects of the offer and the Person making the offer.
     Section 6.05. Notices of Certain Events. The Company shall promptly notify Acquiror of:

     (a) any written notice or other communication from any Person that, to its Knowledge, alleges that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (b) any written notice or other communication it receives from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement;
     (c) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.13 or that relate to the consummation of the transactions contemplated by this Agreement of which the Company has Knowledge; and
     (d) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that any of the conditions set forth in Article 8 could reasonably be expected to not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants, remedies or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
     Section 6.06. FIRPTA Certificate. Prior to the Effective Time, the Company shall deliver to Acquiror a certification pursuant to Treasury Regulations Sections 1.897- 2(h) and 1.1445-2(c), signed by the Company and dated not more than 15 days prior to the Closing Date, to the effect that the Company is not, nor has it been at any time within five (5) years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code.
     Section 6.07. Voting Agreements. Upon execution of this Agreement, the Company will deliver to Acquiror copies of the agreements by and among Acquiror, Merger Sub, the Company and (i) each director who is a stockholder of the Company to vote its Shares in favor of the Merger and (ii) Berjaya Group (Cayman) Limited and Tonto Capital Partners, GP, to vote their respective Shares in favor of the Merger (the “Voting Agreements”).
ARTICLE 7
COVENANTS OF ACQUIROR AND THE COMPANY
     The parties hereto agree that:
     Section 7.01. Best Efforts. Subject to the terms and conditions of this Agreement, the Company and Acquiror shall use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement. Each of the Company and Acquiror shall not, and each shall not permit any of its Subsidiaries to, take any action that would make any representation and warranty of the Company or Acquiror respectively, hereunder inaccurate or untrue in any material respect at, or as of, the Effective Time.
     Section 7.02. Certain Filings. The Company and Acquiror shall cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers. The Company shall provide to Acquiror, and Acquiror shall provide to the Company, copies of all filings made by the Company or Acquiror, as the case may be, with any governmental entity in connection with this Agreement and the transactions contemplated hereby. Non-public information contained in such filings shall be considered confidential under the Confidentiality Agreement.
     Section 7.03. Public Announcements. Acquiror and the Company shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby, except as may be required by applicable law, order of a court of competent jurisdiction or any listing agreement with or rule of any national securities exchange.
     Section 7.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

     Section 7.05. Employee Matters.
     (a) Acquiror shall cause its benefit plans to waive any preexisting condition, exclusions or waiting period limitation that was likewise waived or otherwise satisfied as to each Company Employee under the terms of any corresponding Employee Plan immediately prior to the Effective Time. Acquiror shall cause each benefit plan in which employees of the Company become eligible to participate to provide that such employees be given credit for all service with the Company (or all service credited by the Company) to the same extent as if rendered to Acquiror or its Subsidiaries.
     (b) Acquiror will, or will cause the Surviving Corporation to, honor the severance policies, agreements and plans set forth the Company Letter with respect to employees and former employees of the Company and its Subsidiaries as of the date hereof and the terms of such plans and agreements as in effect on the date hereof, to the extent required by law or contract and subject to any waivers granted or amendments entered into by any plan participants or employees of the Company.
     Section 7.06. Notices of Certain Events. Acquiror shall promptly notify the Company of:
     (a) any written notice or other communication from any Person that, to its Knowledge, alleges that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (b) any written notice or other communication it receives from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and
     (c) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting the consummation of the transactions contemplated by this Agreement of which it has Knowledge.
     Section 7.07. Indemnification; Directors and Officers Insurance.
     (a) Acquiror shall, or shall cause the Surviving Corporation to, honor all rights to indemnification or exculpation, existing in favor of a director, officer, employee or agent, when acting in such capacity (an “Indemnified Person”) of the Company (including, without limitation, rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of the Company), determined as of the Effective Time, to the extent provided under Florida Law, in the Articles of Incorporation of the Company, in the Bylaws of the Company or in any indemnification agreement, in each case, as in effect on the date of this Agreement, and relating to actions or events through the Effective Time; provided, however, that the Surviving Corporation shall not be required to indemnify any Indemnified Person in connection with any proceeding (or portion thereof) to the extent involving any claim initiated by such Indemnified Person unless the initiation of such proceeding (or portion thereof) was authorized by the Board of Directors of the Company or unless such proceeding is brought by an Indemnified Person to enforce rights under this Section 7.07; provided, further that any determination required to be made with respect to whether an Indemnified Person’s conduct complies with the standards set forth under Florida Law, the Restated Certificate of Incorporation of the Company, the Bylaws of the Company or any such agreement, as the case may be, shall be made by independent legal counsel selected by such Indemnified Person and reasonably acceptable to Acquiror; and provided, further that nothing in this Section 7.07 shall impair any rights of any Indemnified Person. Without limiting the generality of the preceding sentence, in the event that any Indemnified Person becomes involved in any actual or threatened action, suit, claim, proceeding or investigation after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, promptly advance to such Indemnified Person his or her legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the providing by such Indemnified Person of an undertaking to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Person is not entitled thereto.
     (b) D&O Insurance.
     (i) Prior to the Effective Time, the Company shall have the right to obtain and pay for in full a “tail” coverage directors’ and officers’ liability insurance policy (“D&O Insurance”) covering a period from the Effective Time until 6 years after the Effective Time and providing coverage in amounts and on terms consistent with the Company’s existing D&O Insurance.
     (ii) In the event the Company is unable or unwilling to obtain D&O Insurance, Acquiror shall cause the Surviving Corporation to maintain the Company’s D&O Insurance (the “Existing D&O Insurance”) for a period of not less than 6 years after the Effective Time with coverage of no less than amounts currently held by the Company, provided, however, that the Surviving Company shall not be required to pay annual premiums for the Existing D&O Insurance (or for any substitute policies) in excess of 180% of the annual premium paid by the Company with respect to the Existing D&O Insurance (the “Maximum Premium”), which amount the Company has disclosed to Acquiror prior to the date hereof. In the event that any future annual premiums for the Existing D&O Insurance (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Insurance (or any substitute policies) to the greatest amount of coverage reasonably procurable for a premium equal to the Maximum Premium.

     (iii) It is understood and agreed that if the Company procures any D&O Insurance pursuant to Section 7.07(b)(i), Acquiror will have no further obligations under Section 7.07(b)(ii).
     (c) The provisions of this Section 7.07 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Acquiror, the Company and the Surviving Corporation.
ARTICLE 8
CONDITIONS TO THE MERGER
     Section 8.01. Conditions to Obligations of Each Party. The obligations of the Company, Acquiror and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:
     (a) the Company shall have obtained Company Shareholder Approval in accordance with Florida state corporate Law;
     (b) no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect, that (i) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger or (ii) otherwise, individually or in the aggregate, would have a Material Adverse Effect on Acquiror (including the Surviving Corporation and its Subsidiaries), after giving effect to the Merger; provided, however, that each of the parties shall have used their best efforts to prevent the entry of any such temporary restraining order, injunction or other order, including, without limitation, taking such action as is required to comply with Section 8.01, and to appeal as promptly as possible any injunction or other order that may be entered;
     (c) all required approvals, applications, or notices with governmental entities and/or self-regulatory agencies shall have been obtained (the “Approvals”), except those approvals, the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company;
     (d) no order suspending the use of the Company Proxy Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC; and
     (e) any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

     Section 8.02. Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction, or, to the extent legally permissible, waiver, of the following conditions:
     (a) (i) Acquiror shall have performed in all material respects all of its obligations and covenants hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Acquiror contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), and (iii) the Company shall have received a certificate signed by the chief executive officer of Acquiror and Merger Sub to the foregoing effect; and
     (b) there shall not be pending any suit, proceeding, or investigation (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated herein, or (ii) relating to the Merger and seeking to obtain from the Company any damages that may be material to the Company;
     (c) Company shall have received an opinion of Littman Krooks, LLP, counsel for the Acquiror and Merger Sub, in form and substance reasonably satisfactory to the Company.
     Section 8.03. Conditions to the Obligations of Acquiror. The obligation of Acquiror to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions:
     (a) (i) the Company shall have performed in all material respects all of its obligations and covenants hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on the Closing Date (provided that any such representation and warranty made as of a specific date shall be true and correct as of such specific date), and (iii) the Acquiror shall have received a certificate signed by the chief executive officer of Company to the foregoing effect; and
     (b) there shall not be pending any suit, proceeding, or investigation (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated herein, (ii) relating to the Merger and seeking to obtain from the Acquiror or Merger Sub any damages that may be material to Acquiror, or (iii) seeking to prohibit or limit in any material respect Acquiror’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Surviving Corporation;

     (c) the Company shall have received all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses and leases set forth as requiring consent in the Company Letter, except those consents, waivers, or approvals the failure to obtain of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company;
     (d) there shall not have occurred any event or change since the date of the Agreement that has had or could reasonably be expected to have a Material Adverse Effect on the Company;
     (e) Acquiror shall have successfully completed a financing (of equity, debt or a combination thereof,) or series of related financings of not less than gross proceeds of $35,000,000 (the “Required Financing”);
     (f) the Company shall have received from Capitalink, L.C. an opinion as to the fairness to the Company’s shareholders from a financial point of view of the consideration to be offered to the Company in connection with the transactions contemplated hereby; and
     (g) Acquiror shall have received an opinion of Akerman Senterfitt, counsel for the Company, in form and substance reasonably satisfactory to the Acquiror.
ARTICLE 9
TERMINATION
     Section 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):
     (a) by mutual written agreement of the Company and Acquiror;
     (b) by either the Company or Acquiror, if:
     (i) the Merger has not been consummated on or before February 15, 2006; or
     (ii) (A) there shall be any law or regulation that makes acceptance for payment of, and payment for consummation of the Merger illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining the Company or Acquiror from consummating the Merger is entered and such judgment, injunction, order or decree shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any party who has not used its best efforts to cause such order to be lifted or otherwise taken such action as is required to comply with Section 7.01.
     (c) by the Company in the event that the Company has entered into a binding agreement with a third party in which it has accepted a Superior Proposal, provided that the Company has complied in all respects with the provisions contained in Section 6.04(d) herein.
     (d) by the Company, if Acquiror, after Company receives a Superior Proposal and thereafter Acquiror presents an amended offer on or before the dates set forth below, does not provide correspondence to Company from credible financing sources indicating an interest in providing the financing to the Acquiror that will satisfy the Required Financing, as follows:
     (i) if the Acquiror’s amended offer has been provided to the Company on or before January 11, 2006, then such correspondence must be provided to the Company on or before January 16, 2006; or
     (ii) if the Acquiror’s amended offer has been presented to the Company after January 11, 2006, then such information and documentation must be provided to the Company within three business days after Acquiror’s amended offer has been provided to the Company.
     (e) by the Company, if Acquiror or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform cannot be or has not been cured within 10 days after the giving of written notice to Acquiror or Merger Sub as applicable.
     (f) by Acquiror, if Company has breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform cannot be or has not been cured within 10 days after the giving of written notice to Company.
     (g) By Acquiror if:
     (i) Company Stockholder Approval in accordance with state Law has not been obtained by reason of the failure to obtain the required vote at the Company Stockholder Meeting or in an action by written consent of the holders of a majority of the outstanding Shares;
     (ii) more than 5% of the Company’s stockholders have properly demanded appraisal rights;
     (iii) it is unable to obtain the Required Financing; or

     (iv) the Company breaches any provision of Section 10.04(b).
The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to the other party.
     Section 9.02. Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. Notwithstanding the foregoing, the provisions of Section 4.14, Section 5.06, Section 10.04, Section 10.06 and, Section 10.07 shall survive any termination hereof pursuant to Section 9.01.
ARTICLE 10
MISCELLANEOUS
     Section 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Acquiror or Merger Sub, to:	Steakhouse Partners, Inc.
10200 Willow Creek Road San Diego, CA 92131 Attn: Chief Executive Officer Fax: (858) 635-3976

with a copy to:	Littman Krooks LLP 655 Third Avenue 20th Floor New York, New York 10017 Attn: Mitchell C. Littman, Esq. Fax: (212) 490-2990

if to the Company, to:	Roadhouse Grill, Inc. 2703-A Gateway Drive Pompano Beach, Florida 33069 Attention: Chief Financial Officer Fax: (954) 969-5422

with a copy to:	Akerman Senterfitt One Southeast Third Avenue Miami, FL 33131 Attn: Philip B. Schwartz, Esq. Fax: (305) 374-5095
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery).
     Section 10.02. Survival of Representations and Warranties. The representations and warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, and any other agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
     Section 10.03. Amendments; No Waivers.
     (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the adoption of this Agreement by the stockholders of the Company and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Shares.
     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.
     Section 10.04. Expenses.
     (a) Except as otherwise provided in this Section, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. In that regard, Acquiror acknowledges the expenses set forth in Item 10.04 of the Company Letter that at the closing of the Merger, the Company shall be obligated to pay.
     (b) If Acquiror terminates this Agreement under Section 9.01(c), the Company shall pay (by wire transfer of immediately available funds) a fee of $1,282,000 (the “Termination Fee”), together with all of the reasonable expenses incurred by Acquiror in connection with the transactions contemplated by this Agreement (but no more than $500,000 in the aggregate) no later than the date which is the next Business Day after the Company makes public disclosure that it has entered into a binding agreement with the third party providing such Superior Proposal. Payment of the Termination Fee shall constitute liquidated damages and be the sole and exclusive remedy of Acquiror and Merger Sub arising in connection with this Agreement, including without limitation, with respect to the matters giving rise to the termination of this Agreement.
     (c) The Company acknowledges that the agreements contained in this Section 10.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Acquiror and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Acquiror pursuant to this Section 10.04, it shall also pay any costs and expenses incurred by Acquiror or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount.
     (d) If any litigation arises between the parties hereto out of the obligations of the parties under this Agreement or concerning the meaning or interpretation of any provision contained herein, the losing party shall pay the prevailing party’s costs and expenses of such litigation including, without limitation, reasonable attorneys’ fees.
     Section 10.05. Binding Effect; Benefit; Assignment.
     (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 7.07, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.
     (b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto except that Acquiror or Merger Sub may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights under this Agreement, but any such transfer or assignment will not relieve Acquiror or Merger Sub of its obligations hereunder.
     Section 10.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state.
     Section 10.07. Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in the federal courts in the District of Delaware or in the Delaware state court, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.
     Section 10.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     Section 10.09. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.
     Section 10.10. Entire Agreement. This Agreement and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
     Section 10.11. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.
     Section 10.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

     Section 10.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Florida or any Florida state court, in addition to any other remedy to which they are entitled at law or in equity.
     Section 10.14. Obligations of Subsidiaries. Whenever this Agreement requires any Subsidiary of Acquiror (including Merger Sub) or of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of Acquiror or the Company, as the case may be, to cause such Subsidiary to take such action.
     Section 10.15. Company Letter. References in the Company Letter to a particular Section or Sections of this Agreement are not intended to limit, and shall not be construed as limiting, the disclosures contained therein which are reasonably applicable to another Section or Sections. The disclosures in the Company Letter are made in response to the representations and warranties of the Company and certain other covenants of the Company contained in this Agreement without fully taking into consideration the standard of materiality set forth in certain of such representations, warranties or covenants; and no disclosure made therein shall (i) constitute an admission or determination that any fact or matter so disclosed is material to the business, properties, prospects, assets, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (ii) be deemed to modify in any respect the standard of materiality set forth in any representation, warranty, covenant or other provision contained in this Agreement.
[Signatures on Next Page]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Roadhouse Grill, Inc.
By:	/s/ Ayman Sabi
Ayman Sabi President and Chief Executive Officer

Steakhouse Partners, Inc.
By:	/s/ A. Stone Douglass
A. Stone Douglass
Chairman and Chief Executive Officer

RGI Acquisition Corp.
By:	/s/ Susan Schulze-Claasen
Name: Susan Schulze-Claasen
Title: President